                                                                       EXHIBIT 6



             MAXCOM TELECOMMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                        COMPUTATION OF EARNINGS PER SHARE

                                                                    DECEMBER 31,
                                                -------------------------------------------------------
                                                      1999                           2000
                                                ----------------     ----------------------------------
Weighted average common shares outstanding....       10,264,827           11,463,667        11,463,667

Net loss for the period.......................  Ps.    (236,638)     Ps.    (597,010)  U.S.$   (62,060)

Net loss per share............................  Ps.      (23.05)     Ps.      (52.08)  U.S.$     (5.41)








                                     E-154